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I.   GENERAL IDENTIFYING INFORMATION

1.   Reason fund is applying to deregister:

           [x] Merger

           [ ] Liquidation

           [ ] Abandonment of Registration

           [ ] Election of status as a Business Development Company

2.   Name of fund:

           T. Rowe Price Short-Term U.S. Government Fund, Inc.

3.   Securities and Exchange Commission File No.:

          811-6386

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

           [x] Initial Application [ ] Amendment

5.   Address of Principal Executive Office:

     100 E. Pratt Street
     Baltimore, MD  21202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Forrest R. Foss, Esquire
     T. Rowe Price Associates, Inc.
     100 East Pratt Street
     Baltimore, Maryland  21202
     (410) 345-6601

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:






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     The records held in accordance with rules 31a-1 and 31a-2 are kept by T.
     Rowe Price Associates, Inc. (investment manager and accounting agent) and
     T. Rowe Price Services, Inc.

     T. Rowe Price Associates, Inc. Transfer Agent:
     100 East Pratt Street     T. Rowe Price Services, Inc.
     Baltimore, Maryland  21202 Four Financial Center
     (410) 345-6753            4525 Painters Mill Road
                               Owings Mills, Maryland  21117
                               (410) 345-5590

8.   Classification of fund (check only one):

           [x] Management company

           [ ] Unit investment trust

           [ ] Face-amount certificate company

9.   Subclassification if the fund is a management company:

           [x] Open-end        [ ] Closed-end

10.  State law under which the fund was organized or formed
:
     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Investment Adviser:

     T. Rowe Price Associates, Inc.
     100 East Pratt Street
     Baltimore, Maryland  21202

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     T. Rowe Price Investment Services, Inc.

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):



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           Not applicable.

     (b) Trustee's name(s) and address(es):

           Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund ?

           [ ] Yes             [x] No

     If Yes, for each UIT state:

     Name(s):

     File No.: 811-____

     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [x] Yes             [ ] No

     If Yes, state the date on which the board vote took place:  July 18, 2000

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [x] Yes             [ ] No

     If Yes, state the date on which the shareholder vote took place: October 25, 2000

     If No, explain:


II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

           [x] Yes             [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:



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     October 31, 2000 -       Distribution of the shares which were received
     from T. Rowe Price Short-Term Bond Fund, Inc. in return for the sale of all of Applicant's assets to the Short-Term Bond Fund.

     (b) Were the distributions made on the basis of net assets?

           [x] Yes             [ ] No

     (c) Were the distributions made pro rata based on share ownership?

           [x] Yes             [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     e) Liquidations only:

           Were any distributions to shareholders made in kind?

           [ ] Yes             [ ] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

           [ ] Yes             [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

           [x] Yes             [ ] No

     If No,
     (a)

     How many shareholders does the fund have as of the date this form is filed?

     (b)
          Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

           [ ] Yes             [x] No


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     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of,
     those shareholders:


III. ASSETS AND LIABILITIES

20.  Does the fund have any assets as of the date this form is filed?

           [ ] Yes             [x] No

     If Yes,
     (a)
     Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)   Why has the fund retained the remaining assets?

     (c)   Will the remaining assets be invested in securities?

          [ ] Yes             [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

           [ ] Yes             [x] No


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REUEST FOR DEREGISTRATION

22.  (a)

     List the expenses incurred in connection with the Merger or Liquidation:

          (i)  Legal expenses:                      6,714.00

          (ii) Accounting expenses:                        0

          (iii)Other expenses (list and identify separately):
               Proxy printing and production       4,871.46
               Proxy mailing                        1,100.82

          (iv) Total expenses (sum of lines (i)-(iii) above): $12,686.28

     (b)   How were those expenses allocated?

           All expenses of the Applicant connected to the merger were borne by
           T. Rowe Price Associates, the fund's investment adviser.



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     (c)   Who paid those expenses?

           All expenses of the Applicant connected to the merger were borne by
           T. Rowe Price Associates, the funds' investment adviser.

     (d)   How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

           [ ] Yes             [x] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

           [ ] Yes             [x] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

           [ ] Yes             [x] No

     If Yes, describe the nature and extent of those activities:


VI.  MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

           T. Rowe Price Short-Term Bond Fund, Inc.

     (b)
     State the Investment Company Act file number of the fund surviving the
     Merger:

          811-3894

     (c)If the merger or reorganization agreement has been filed with the Commission,


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     state the file number(s), form type used and the date the agreement was filed:

     Agreement and Plan of Reorganization filed as an exhibit to the Registration
           Statement of T. Rowe Price Short-Term Bond Fund, Inc.

               Form:          N-14
               Filing Nos.:    002-87568 and 811-3894
               Filing Date:   August 23, 2000

     (d)
     If the merger or reorganization agreement has not been filed with the Commission,

     provide a copy of the agreement as an exhibit to this form.


VERIFICATION

The undersigned states that:

     (i)
     he has executed this Form N-8F application for an order under section 8(f)
     of the                        Investment Company Act of 1940 on behalf of
     T. Rowe Price Short-Term U.S.
           Government Fund.

     (ii)
     he is the Treasurer of the T. Rowe Price Short-Term U.S. Government Fund, Inc.
          and

     (iii)
     all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the
best of his knowledge, information and belief.



          /s/ Joseph Carrier	2/8/02
          Joseph Carrier                Date
          Treasurer